Exhibit (d)(12)(i)

AMENDED SCHEDULE A

COMPENSATION FOR SERVICES TO SERIES

For the services provided by Columbia Management Investment Advisers, LLC (the “Sub-Adviser”) to the following Series of ING Partners, Inc., pursuant to the attached Sub-Advisory Agreement, the Adviser will pay the Sub-Adviser a fee, computed daily and payable monthly, based on the average daily net assets of the Series at the following annual rates of the average daily net assets of the Series:

SERIES	RATE

ING Columbia Small Cap Value II Portfolio	0.600% on first $500 million of assets; 0.550% on the next 100 million of assets; 0.500% on the next $100 million of assets; and 0.450% on assets over $700 million

If this Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective date to the end of the month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion that such period bears to the full month in which such effectiveness or termination occurs.